UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. *)
Anaplan, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03272L108
(CUSIP Number)

Michael D. Adamski
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
(212) 714-3300
With a copy to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
212-504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03272L108	Page 2

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON IA
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26, 2021, as reported in Anaplan’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2021.

CUSIP No. 03272L108	Page 3

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON OO
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26, 2021, as reported in Anaplan’s Form 10-Q filed with the SEC on December 2, 2021

CUSIP No. 03272L108	Page 4

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,390,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,390,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,390,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.65%*
14	TYPE OF REPORTING PERSON OO
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26, 2021, as reported in Anaplan’s Form 10-Q filed with the SEC on December 2, 2021.

CUSIP No. 03272L108	Page 5

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,316,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,316,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,316,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.95%*
14	TYPE OF REPORTING PERSON IN
* All percentage calculations set forth herein are based upon the aggregate of 147,661,622 shares of Common Stock outstanding as of November 26,2021, as reported in Anaplan’s Form 10-Q filed with the SEC on December 2, 2021.

CUSIP No. 03272L108	Page 6

ITEM 1.	SECURITY AND ISSUER
This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Anaplan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 50 Hawthorne Street, San Francisco, California 94105.

ITEM 2.	IDENTITY AND BACKGROUND
(a), (f) This statement is being filed by:

(i)           Sachem Head Capital Management LP, a Delaware limited partnership (“Sachem Head”);

(ii)          Uncas GP LLC, a Delaware limited liability company (“SH Management”);

(iii)         Sachem Head GP LLC, a Delaware limited liability company (“Sachem Head GP”); and

(iv)         Scott D. Ferguson, a citizen of the United States of America (together with Sachem Head, SH Management and Sachem Head GP, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, dated as of March 17, 2022, a copy of which is attached hereto as Exhibit 99.1.
(b) The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th St., Floor 34, New York, New York 10019.
(c) Sachem Head’s principal business is to serve as investment advisor to certain funds, including Sachem Head LP, a Delaware limited partnership (“SH”), SH Sagamore Master IX Ltd., an exempted company organized under the laws of the Cayman Islands (“Sagamore Master IX”), Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands (“SHM”), SH Stony Creek Master Ltd., an exempted company incorporated under the laws of the Cayman Islands (“Stony Creek”), and SH Old Quarry Master Ltd., an exempted company incorporated under the laws of the Cayman Islands  (“Old Quarry Master”, and together with SH, Sagamore Master IX, SHM, and Stony Creek, the “Sachem Head Funds”).
SH Management’s principal business is to serve as the sole general partner of Sachem Head Capital Management LP.
Sachem Head GP’s principal business is to serve as the general partner of certain affiliated funds, including SH and SHM.
Mr. Ferguson’s principal occupation is to serve as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP.
(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock, the Cash Settled Swaps (as defined below) and the Physically Settled Swaps (as defined below) referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $606,963,877. The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.

CUSIP No. 03272L108	Page 7

ITEM 4.	PURPOSE OF TRANSACTION
The responses to Item 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.
The Reporting Persons intend to engage in discussions with the Issuer and the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties on issues that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.
On February 28, 2022, Sagamore Master IX, in compliance with the Amended and Restated Bylaws of the Issuer (the “Bylaws”), submitted to the Issuer its formal notice of intent (the “Notice”) to present certain stockholder proposals and nominate candidates for election to the board of directors of the Issuer (the “Board”), in each case, at the 2022 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “2022 Annual Meeting”).
The Notice stated that, at the 2022 Annual Meeting, Sagamore Master IX, in its capacity as a stockholder of record of the Issuer, intends to nominate for election as directors of the Issuer, Richard M. Haddrill, Roger S. Siboni and Andrew J. Stafman (each a “Nominee” and, collectively, the “Nominees”).
In the Notice, the Reporting Persons reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the Bylaws or takes or announces any other action that would have the effect of disqualifying any of the Nominees and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director.
Sagamore Master IX also submitted to the Issuer stockholder proposals for consideration at the 2022 Annual Meeting, proposing (i) the repeal of each provision of, or amendment to, the Bylaws adopted by the Board without the approval of the stockholders of the Issuer subsequent to March 29, 2019, which is the date of the most recent publicly available amendment to the Bylaws (the “Bylaw Proposal”) and (ii) that the Board take all action necessary to adopt an amendment to the Issuer’s Amended and Restated Certificate of Incorporation (as amended or restated and in effect as of the date hereof, the “Charter”) and Bylaws of the Issuer to fully eliminate the classified structure of the Board, in a manner such that the term of each member of the Board shall expire at the Issuer's annual stockholder meeting for 2023 (the “2023 Annual Meeting”) and any director elected to the Board at or after the 2023 Annual Meeting shall be elected on an annual basis (the “Board Declassification Proposal” and, together with the Bylaw Proposal, the “Stockholder Proposals”).
Sachem Head, on behalf of Sagamore Master IX, has entered into an engagement and indemnification agreement (the “Engagement and Indemnification Agreement”) with Mr. Haddrill and Mr. Siboni, substantially in the form set forth as Exhibit 99.2 hereto, pursuant to which, Mr. Haddrill and Mr. Siboni each agreed to be named as a nominee in Sachem Head’s proxy soliciting materials related to the 2022 Annual Meeting and to serve as a director if elected. Sachem Head has also agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with certain indemnifiable events and reimburse each Nominee for reasonable out-of-pocket travel expenses incurred as a result of such Nominee being a member of the slate and expenses in connection with legal counsel retained to represent such Nominee. Each Nominee each received $100,000 upon execution of the Engagement and Indemnification Agreement. The foregoing is qualified in its entirety by reference to Exhibit 99.2, which is incorporated herein by reference.
The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, stockholders and other persons. The Reporting Persons currently intend to conduct a proxy solicitation to elect the Nominees and approve the Stockholder Proposals at the 2022 Annual Meeting.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments that are based upon or relate to the value of the Common Stock, selling or obtaining financing on some or all of their beneficial or economic holdings, engaging in hedging or similar

CUSIP No. 03272L108	Page 8

transactions with respect to securities that are based upon or relate to the value of the Common Stock and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a), (b) Sachem Head, SH Management and Mr. Ferguson may be deemed to beneficially own 7,316,900 shares of Common Stock (the “Subject Shares”), including 1,033,239 shares of Common Stock underlying Physically Settled Swaps (as defined below) that Sachem Head, SH Management, and Mr. Ferguson may be deemed to beneficially own upon satisfaction of certain conditions. The Subject Shares collectively represent approximately 4.95% of the outstanding shares of Common Stock, based on 147,661,622 shares of Common Stock outstanding as of November 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on December 2, 2021.
Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 5,390,200 of the Subject Shares, including 1,033,239 shares of Common Stock that Sachem Head GP may be deemed to beneficially own upon satisfaction of certain conditions, constituting 3.65% of the outstanding shares of Common Stock. By virtue of Mr. Ferguson’s position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Mr. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.
On March 7, 2022, Mr. Keith Meister, the managing partner of Corvex Management LP (“Corvex”), and Mr. Ferguson orally agreed to coordinate and cooperate in certain of their activities with regard to the Issuer. Sachem Head and Corvex thereafter negotiated, and on March 15, 2022 entered into, the Advocacy Agreement described in Item 6 and attached as Exhibit 99.3, which, among other things, provides that the parties thereto will coordinate and cooperate with one another in certain activities related to the Issuer, including, without limitation, in communications with the Issuer and other stockholders, regulatory filings and the conduct of any proxy contest. By virtue of the agreements and arrangements between Corvex and Sachem Head, including the Advocacy Agreement and the obligations and rights thereunder, the Reporting Persons are part of a “group” (within the meaning of Section 13(d)(3) of the Act) comprised of the Reporting Persons and Corvex (the “Group”).
Each member of the Group will file a separate Schedule 13D (or Schedule 13D amendment) under the Act containing its required information, including reporting the interests in Common Stock that each member of the Group may be deemed to beneficially own. No member of the Group assumes any responsibility for the information contained in the Schedule 13D or Schedule 13D amendment filed by the other member of the Group.  Based in part on information provided by or behalf of the Group members, the Reporting Persons and the Group may be deemed to beneficially own in the aggregate 11,240,296 shares of Common Stock, representing 7.6% of the outstanding shares of Common Stock. The Reporting Persons expressly disclaim beneficial ownership over any Common Stock that they may be deemed to beneficially own solely by reason of the agreements and arrangements between Corvex and Sachem Head, including the Advocacy Agreement, and beneficial ownership of any securities of the Issuer other than those reported in this Schedule 13D.
(c)  Exhibit 99.4 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Sachem Head Funds during the past sixty days.
(d) The Sachem Head Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The responses to Item 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
On March 7, 2022, Mr. Keith Meister and Mr. Ferguson orally agreed to coordinate and cooperate in their activities with regard to the Issuer. Sachem Head and Corvex thereafter entered into an Advocacy Agreement (the “Advocacy Agreement”), dated as of March 15, 2022, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference. Pursuant to the Advocacy Agreement, each of Sachem Head and Corvex have agreed that, among others things, the parties shall use their reasonable best efforts to consult with each other in connection with the following matters: (i) the manner, form, content and timing of any communications with the Issuer or any of its other stockholders, including (a) the selection of

CUSIP No. 03272L108	Page 9

nominees to serve as directors of the Issuer, (b) making, revising, or withdrawing any proposals to other stockholders of the Issuer or to the Issuer, and (c) the conduct of any proxy contest, consent solicitation or similar actions in respect of the Issuer; (ii) the manner, form, content and timing of any regulatory or public disclosures, public statements or other communications relating to the Issuer, the Company Securities (as defined in the Advocacy Agreement), and the Advocacy Agreement, (iii) admission of any additional members to the Group, and (iv) entering into any confidentiality, extension, settlement, cooperation, standstill or other similar agreement with the Issuer. The parties retain full discretion with respect to voting of their respective Company Securities. References to, and descriptions of, the Advocacy Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Advocacy Agreement.
The Sachem Head Funds have entered into physically settled swaps (the “Physically Settled Swaps”) referencing 1,033,239 shares of Common Stock in the aggregate that the Reporting Persons may be deemed to beneficially own. Under the terms of each Physically Settled Swap, upon settlement, (i) a Sachem Head Fund will be obligated to pay to the counterparty the specified price for the specified notional number of shares, plus interest at the rate set forth in the applicable contract and (ii) the counterparty will be obligated to deliver to the respective Sachem Head Fund the specified notional number of shares and to pay to the respective Sachem Head Fund an amount equal to dividends paid on the specified notional number of shares. The counterparties to the Physically Settled Swaps are unaffiliated third party financial institutions.
The Sachem Head Funds have entered into cash-settled total return swaps (the “Cash Settled Swaps”) referencing 6,310,744 shares of Common Stock.  Under the terms of each Cash Settled Swap, upon settlement, (i) Sagamore Master IX or Old Quarry Master will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares subject to the Cash Settled Swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay Sagamore Master IX or Old Quarry Master any positive price performance of the specified notional number of shares subject to the Cash Settled Swaps. Any dividends received by the counterparty on such notional shares during the term of the Cash Settled Swaps will be paid to Sagamore Master IX or Old Quarry Master. All balances will be settled in cash. The counterparties to the Cash Settled Swaps are unaffiliated third party financial institutions. The Cash Settled Swaps do not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the Cash Settled Swap contracts or shares of other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
The Sachem Head Funds may, from time to time, enter into and dispose of swaps, options or other derivative transactions with one or more counterparties that are based upon the value of shares of the Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of the Common Stock.
Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of SH Sagamore Master IX Ltd, Richard M. Haddrill and Roger S. Siboni
Exhibit 99.3	Advocacy Agreement among Sachem Head Capital Management LP and Corvex Management LP
Exhibit 99.4	Trading Data

CUSIP No. 03272L108	Page 10

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2022

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson
Title: Managing Member

SCOTT D. FERGUSON

By:	/s/ Scott D. Ferguson
Name: Scott D. Ferguson

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson
Exhibit 99.2	Form of Engagement and Indemnification Agreement entered into by and between Sachem Head Capital Management LP on behalf of SH Sagamore Master IX Ltd, Richard M. Haddrill and Roger S. Siboni
Exhibit 99.3	Advocacy Agreement among Sachem Head Capital Management LP and Corvex Management LP
Exhibit 99.4	Trading Data